UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2007

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Flotek Industries, Inc.
Full Name of Registrant

NA
Former Name if Applicable

2930 West Sam Houston Parkway North, Suite 300
Address of Principal Executive Office (Street and Number)

Houston, Texas 77043
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

Despite the best efforts of the Company to file within the prescribed time period, it was unable to finalize its audited financial results as well as the disclosure requirements of Form 10-K without unreasonable expense or effort. As a result, the Company could not solicit and obtain the necessary review of the Form 10-K and signatures thereto in a timely fashion prior to the due date of the report.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification: Lisa G. Meier (713) 849-9911.

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

Revenue for the year ended December 31, 2007 is estimated to be $158.0 million, an increase of 57.0%, compared to $100.6 million for the same period in 2006. Revenue increased in all three of our segments principally due to increased demand for our proprietary specialty chemicals, the completion of three acquisitions in 2007 and the expansion of our rental tool fleet. Approximately 60% of the revenue growth in 2007 over 2006 related to organic growth of our existing businesses.

Gross profit for the year ended December 31, 2007 is estimated to be $67.7 million, an increase of 64.4%, compared to $41.2 million for the same period in 2006. Gross profit as a percentage of revenue for the year ended December 31, 2007 is estimated to be 42.9%, compared to 40.9% for the same period in 2006. The increase in gross profit is due to an increase in specialty chemical sales as a percentage of total sales overall. Chemicals and Logistics made up approximately 54.6% of total consolidated revenues for the year ended December 31, 2007 versus 50.2% for the same period in 2006. In addition, sales of our proprietary environmentally benign ‘green’ chemicals which sell at higher margins made up 65.4% of the total Chemicals and Logistics revenues for the year ended December 31, 2007, versus 51.5% for the same period in 2006.

Net income for the year ended December 31, 2007 is estimated to be $16.7 million versus net income of $11.4 million in 2006.

FLOTEK INDUSTRIES, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 18, 2008	By:	/s/ Lisa G. Meier
Lisa G. Meier
Chief Financial Officer

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